UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Date of Report: August 16, 2011
Commission file number 1- 32479
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor
Belvedere Building
69 Pitts Bay Road
Hamilton, HM08 Bermuda
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐          No ☑

TEEKAY LNG PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda
EARNINGS RELEASE
TEEKAY LNG PARTNERS
REPORTS SECOND QUARTER RESULTS
Highlights
•	Generated distributable cash flow of $37.6 million in the second quarter of 2011, an increase of 4 percent from the second quarter of 2010.
•	Declared second quarter 2011 cash distribution of $0.63 per unit.
•	Took delivery of first of two Multigas carriers, which commenced a 15-year fixed-rate charter.
•	Total liquidity of $551 million as at June 30, 2011, including $162 million of net proceeds from April 2011 follow-on equity offering.
Hamilton, Bermuda, August 11, 2011 — Teekay GP LLC, the general partner of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP) today reported its results for the quarter ended June 30, 2011. During the second quarter of 2011, the Partnership generated distributable cash flow(1) of $37.6 million, compared to $36.0 million in the same quarter of the previous year. The increase primarily reflects the incremental distributable cash flow resulting from the Partnership’s November 2010 acquisition of a 50 percent interest in two LNG carriers and the Partnership’s June 2011 acquisition of one Multigas carrier, partially offset by the sale of the Dania Spirit LPG carrier in November 2010 and increased off-hire days relating to scheduled drydockings during the second quarter of 2011.
On July 22, 2011, the Partnership declared a cash distribution of $0.63 per unit for the quarter ended June 30, 2011. The cash distribution is payable on August 12, 2011 to all unitholders of record on August 5, 2011.
“The Partnership posted another quarter of consistent results highlighting the stability of the cash flow generated by our diversified mix of long-term, fixed-rate LNG, LPG and crude oil shipping charters,” commented Peter Evensen, Chief Executive Officer of Teekay GP LLC. “In mid-June, the Partnership took delivery of the first of two Multigas newbuildings which commenced operations under a 15-year fixed-rate charter contract with Skaugen. This and other scheduled fleet additions, including the remaining LPG and Multigas carriers and 33 percent interest in four Angola LNG carriers scheduled to commence operations in the second half of 2011 and early 2012, should result in steady growth in the Partnership’s distributable cash flows over the next few quarters. The Partnership completed a $162 million common unit offering in April to fund the equity portion of these acquisitions.”
Mr. Evensen continued, “The level of project activity in the LNG sector has remained high, reflecting the strong LNG market fundamentals. With over $550 million of available liquidity, the Partnership remains well positioned financially to pursue additional projects and acquisitions.”

(1)
Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).

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Teekay LNG’s Fleet
The following table summarizes the Partnership’s fleet as of August 1, 2011:

	Number of Vessels
	Delivered		Committed
	Vessels		Vessels		Total
LNG Carrier Fleet	17	(1)	4	(2)	21
LPG/Multigas Carrier Fleet	3		2	(3)	5
Conventional Tanker Fleet	11		—		11

Total	31		6		37

(1)	The Partnership’s ownership percentages in these vessels range from 40 percent to 100 percent.

(2)	Represents the 33 percent interest in four Angola LNG carriers under construction, as described below.

(3)	Represents the LPG and Multigas carriers currently under construction, as described below.
Future Projects
Below is a summary of LNG and LPG/Multigas newbuildings that the Partnership has agreed to acquire:
Skaugen LPG/Multigas
The Partnership has agreed to acquire one LPG carrier from a subsidiary of IM Skaugen ASA (Skaugen) and two Multigas carriers from Teekay Corporation (Teekay). The Partnership took delivery of one of the Multigas carriers on June 15, 2011 and the remaining two carriers are currently under construction and are expected to be delivered during the second half of 2011. Upon delivery, the vessels will commence service under 15-year fixed-rate charters to Skaugen.
Angola LNG
A consortium in which Teekay has a one-third interest, has agreed to charter four newbuilding LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron, Sonangol, BP, Total and ENI. The vessels will be chartered at fixed rates, with inflation adjustments, following their deliveries. The vessels are currently under construction and are expected to deliver during 2011 and 2012, with the first vessel expected to deliver during the third quarter of 2011. In March 2011, the Partnership agreed to purchase Teekay’s 33 percent interest in these vessels and related charter contracts concurrent with their respective deliveries.
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Financial Summary
The Partnership reported adjusted net income attributable to the partners(1) (as detailed in Appendix A to this release) of $23.6 million for the quarter ended June 30, 2011, compared to $24.3 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items which had the net effect of decreasing net income by $26.7 million and decreasing net income by $1.5 million for the three months ended June 30, 2011 and 2010, respectively, as detailed in Appendix A. Including these items, the Partnership reported net (loss) income attributable to the partners, on a GAAP basis, of ($3.1) million and $22.8 million for the three months ended June 30, 2011 and 2010, respectively.
During the six months ended June 30, 2011, the Partnership reported adjusted net income attributable to the partners(1) (as detailed in Appendix A to this release) of $49.4 million, compared to $45.7 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items which had the net effect of decreasing net income by $27.6 million and increasing net income by $5.6 million for the six months ended June 30, 2011 and 2010, respectively, as detailed in Appendix A. Including these items, the Partnership reported net income attributable to the partners, on a GAAP basis, of $21.9 million and $51.2 million for the six months ended June 30, 2011 and 2010, respectively.
For accounting purposes, the Partnership is required to recognize the changes in the fair value of its derivative instruments on the consolidated statements of (loss) income. This method of accounting does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized gains or losses on the consolidated statements of (loss) income as detailed in footnote 2 of the Summary Consolidated Statements of (Loss) Income.
The Partnership’s financial statements for prior periods include historical results of vessels acquired by the Partnership from Teekay, referred to herein as the Dropdown Predecessor, for the period when these vessels were owned and operated by Teekay.
Operating Results
The following table highlights certain financial information for Teekay LNG’s two segments: the Liquefied Gas segment and the Conventional Tanker segment (please refer to the “Teekay LNG’s Fleet” section of this release above and Appendix C for further details).

	Three Months Ended			Three Months Ended
	June 30, 2011			June 30, 2010
	(unaudited)			(unaudited)
	Liquefied	Conventional		Liquefied	Conventional
	Gas	Tanker		Gas	Tanker
(in thousands of U.S. dollars)	Segment	Segment	Total	Segment	Segment	Total
Net voyage revenues(i)	65,824	25,738	91,562	65,700	25,653	91,353
Vessel operating expenses	13,145	10,243	23,388	12,744	9,297	22,041
Depreciation and amortization	15,081	7,090	22,171	15,394	7,013	22,407
Cash flow from vessel operations(ii)	50,229	12,901	63,130	51,609	13,819	65,428

(i)
Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s website at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(ii)
Cash flow from vessel operations represents income from vessel operations before (a) depreciation and amortization expense and (b) adjusting for direct financing leases to a cash basis. However, the Partnership’s cash flow from vessel operations does not include the Partnership’s portion of cash flow from vessel operations for joint ventures accounted for by the Partnership on an equity basis. Cash flow from vessel operations is included because certain investors use this data to measure a company’s financial performance. Cash flow from vessel operations is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by GAAP.

(1)
Adjusted net income attributable to the partners is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net income which are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.

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Liquefied Gas Segment
Cash flow from vessel operations from the Partnership’s Liquefied Gas segment decreased slightly to $50.2 million in the second quarter of 2011 from $51.6 million in the same quarter of the prior year. This decrease is primarily due to the sale of the Dania Spirit LPG carrier in November 2010 and increased off-hire days in the second quarter of 2011 relating to scheduled drydockings, partially offset by the acquisition of the first Multigas carrier in mid-June 2011. Cash flow from vessel operations, as reported in the above table, does not include the Partnership’s share of cash flow from vessel operations of $14.5 million for the three months ended June 30, 2011 from the Partnership’s two equity-accounted joint ventures, RasGas 3 and Exmar. The RasGas 3 Joint Venture is the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers, and the Exmar Joint Venture is the Partnership’s 50 percent ownership interest in the joint ventures with Exmar NV which, collectively, own two LNG carriers.
Conventional Tanker Segment
Cash flow from vessel operations from the Partnership’s Conventional Tanker segment decreased to $12.9 million in the second quarter of 2011 from $13.8 million in the same quarter of the prior year. This decrease is primarily due to increased off-hire days in the second quarter of 2011 relating to scheduled drydockings.
Liquidity
As of June 30, 2011, the Partnership had total liquidity of $551.1 million (comprised of $74.5 million in cash and cash equivalents and $476.6 million in undrawn credit facilities), compared to total liquidity of $437.6 million as of March 31, 2011. Total liquidity increased primarily as a result of the Partnership’s equity offering completed in April 2011, which provided net proceeds to the Partnership of $161.7 million.
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Conference Call
The Partnership plans to host a conference call on August 12, 2011 at 11:00 a.m. (ET) to discuss the results for the second quarter of 2011. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•	By dialing (866) 322-2356 or (416) 640-3405, if outside North America, and quoting conference ID code 8743134.
•	By accessing the webcast, which will be available on Teekay LNG’s website at www.teekaylng.com (the archive will remain on the web site for a period of 30 days).
A supporting Second Quarter 2011 Earnings Presentation will also be available at www.teekaylng.com in advance of the conference call start time.
The conference call will be recorded and available until Friday, August 19, 2011. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 8743134.
About Teekay LNG Partners L.P.
Teekay LNG Partners L.P. is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors. Teekay LNG Partners L.P. provides LNG, LPG and crude oil marine transportation services under long-term, fixed-rate charter contracts with major energy and utility companies through its fleet of 21 LNG carriers (including one LNG regasification unit), five LPG/Multigas carriers and 11 conventional tankers. Four of the 21 LNG carriers are newbuildings scheduled for delivery in 2011 and 2012. Two of the five LPG/Multigas carriers are newbuildings scheduled for delivery in 2011.
Teekay LNG Partners’ common units trade on the New York Stock Exchange under the symbol “TGP”.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 609-6442
Website: www.teekaylng.com
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TEEKAY LNG PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF (LOSS) INCOME
(in thousands of U.S. dollars, except unit data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2011	2011	2010	2011	2010(1)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
VOYAGE REVENUES	92,247	93,219	91,846	185,466	184,338

OPERATING EXPENSES
Voyage expenses	685	370	493	1,055	634
Vessel operating expenses	23,388	20,807	22,041	44,195	43,069
Depreciation and amortization	22,171	22,349	22,407	44,520	44,563
General and administrative	6,535	6,326	5,037	12,861	10,429
Restructuring charge	—	—	126	—	175

	52,779	49,852	50,104	102,631	98,870

Income from vessel operations	39,468	43,367	41,742	82,835	85,468

OTHER ITEMS
Interest expense	(12,136)	(11,754)	(11,320)	(23,890)	(24,094)
Interest income	1,698	1,578	1,429	3,276	3,302
Realized and unrealized (loss) gain on derivative instruments(2)	(27,329)	10,769	(45,549)	(16,560)	(72,361)
Foreign exchange (loss) gain(3)	(8,859)	(21,033)	36,635	(29,892)	59,856
Equity income (loss)(4)	3,447	8,057	(2,930)	11,504	(1,613)
Other income (expense) — net	22	(1,247)	(116)	(1,225)	354

Net (loss) income	(3,689)	29,737	19,891	26,048	50,912

Net (loss) income attributable to:
Non-controlling interest	(561)	4,757	(2,875)	4,196	(2,574)
Dropdown Predecessor(1)	—	—	—	—	2,258
Partners	(3,128)	24,980	22,766	21,852	51,228

Limited partners’ units outstanding:

Weighted-average number of common units outstanding - Basic and diluted	59,152,816	55,106,100	52,339,849	57,140,637	48,676,558
Weighted-average number of subordinated units outstanding - Basic and diluted	—	—	—	—	3,663,291
Weighted-average number of total units outstanding - Basic and diluted	59,152,816	55,106,100	52,339,849	57,140,637	52,339,849
Total number of units outstanding at end of period	59,357,900	55,106,100	52,339,849	59,357,900	52,339,849

(1)
Results for the Alexander Spirit, Hamilton Spirit and Bermuda Spirit for the periods prior to their acquisition in March 2010 by the Partnership when they were owned and operated by Teekay Corporation are referred to as the Dropdown Predecessor.

(2)
The realized losses relate to the amounts the Partnership actually paid to settle such derivative instruments and the unrealized (losses) gains relate to the change in fair value of such derivative instruments as detailed in the table below.

	Three Months Ended			Six Months Ended
	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Realized losses relating to:
Interest rate swaps	(10,046)	(10,237)	(10,581)	(20,283)	(21,795)
Toledo Spirit time-charter derivative contract	(53)	—	—	(53)	—

	(10,099)	(10,237)	(10,581)	(20,336)	(21,795)

Unrealized (losses) gains relating to:
Interest rate swaps	(16,430)	19,806	(32,868)	3,376	(48,266)
Toledo Spirit time-charter derivative contract	(800)	1,200	(2,100)	400	(2,300)

	(17,230)	21,006	(34,968)	3,776	(50,566)

Total realized and unrealized (losses) gains on derivative instruments	(27,329)	10,769	(45,549)	(16,560)	(72,361)

(3)
For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the consolidated statements of (loss) income.

(4)
Equity income (loss) includes unrealized (losses) gains on derivative instruments of ($3.2) million, $2.6 million and ($6.3) million for the three months ended June 30, 2011, March 31, 2011 and June 30 2010, respectively, and ($0.6) million and ($8.5) million for the six months ended June 30, 2011 and 2010, respectively.

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TEEKAY LNG PARTNERS L.P.
SUMMARY CONSOLIDATED BALANCE SHEETS (1)
(in thousands of U.S. dollars)

	As at June 30, 2011	As at March 31, 2011	As at December 31, 2010
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	74,508	72,612	81,055
Restricted cash — current	91,723	88,443	82,576
Other current assets	16,955	23,448	25,273
Advances to affiliates	3,157	7,238	6,133
Restricted cash — long-term	493,820	493,483	489,562
Vessels and equipment	1,962,794	1,922,164	1,940,041
Advances on newbuilding contracts	40,835	80,933	79,535
Net investments in direct financing leases	412,828	414,327	415,695
Derivative assets	67,529	50,688	62,283
Investments in joint ventures	184,229	180,868	172,898
Other assets	31,978	32,389	33,167
Intangible assets	118,981	121,263	123,546
Goodwill	35,631	35,631	35,631

Total Assets	3,534,968	3,523,487	3,547,395

LIABILITIES AND EQUITY
Accounts payable, accrued liabilities and unearned revenue	59,847	53,594	56,971
Current portion of long-term debt and capital leases	561,591	557,567	343,790
Advances from affiliates and joint venture partners	83,721	132,210	133,410
Long-term debt and capital leases	1,501,098	1,600,770	1,793,459
Derivative liabilities	201,435	167,364	199,965
Other long-term liabilities	107,580	106,563	106,477
Equity
Non-controlling interest(2)	21,191	21,828	17,123
Partners’ equity	998,505	883,591	896,200

Total Liabilities and Total Equity	3,534,968	3,523,487	3,547,395

(1)
Due to the Partnership’s agreement to acquire Teekay Corporation’s 100 percent interest in the two Skaugen Multigas Carriers, it is required to consolidate these vessels prior to the actual acquisition date under GAAP. Acquisition of one carrier occurred June 15, 2011.

(2)
Non-controlling interest includes the 30 percent portion of the RasGasII Project, 31 percent of the equity interest in the Tangguh project and 1 percent of the equity interest in both the Kenai LNG carriers and the Excalibur Joint Venture, which in each case the Partnership does not own.

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TEEKAY LNG PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Six Months Ended June 30,
	2011	2010(1)
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	96,719	91,858

FINANCING ACTIVITIES
Distribution to Teekay Corporation for the acquisition of the Bermuda Spirit, Hamilton Spirit and Alexander Spirit	—	(33,997)
Proceeds from issuance of long-term debt	100,640	35,049
Scheduled repayments of long-term debt	(38,129)	(40,427)
Prepayments of long-term debt	(173,000)	(9,000)
Scheduled repayments of capital lease obligations and other long-term liabilities	(4,983)	(1,854)
Proceeds from follow-on offering net of offering costs	161,682	—
Advances to and from affiliates	1,443	(4,223)
Repayment of joint venture partners’ advances	(59)	(1,264)
Equity contribution from Teekay Corporation to Dropdown Predecessor	—	466
Cash distributions paid	(78,238)	(65,269)
Purchase of Skaugen Multigas Subsidiary	(55,313)	—
(Increase) decrease in restricted cash	(3,227)	495
Other	(128)	(131)

Net financing cash flow	(89,312)	(120,155)

INVESTING ACTIVITIES
Receipts from direct financing leases	2,867	2,666
Expenditures for vessels and equipment	(16,821)	(4,820)
Advances to joint venture partner and joint venture	—	(6,900)

Net investing cash flow	(13,954)	(9,054)

Decrease in cash and cash equivalents	(6,547)	(37,351)
Cash and cash equivalents, beginning of the period	81,055	70,999

Cash and cash equivalents, end of the period	74,508	33,648

(1)
In accordance with GAAP, the Consolidated Statements of Cash Flows includes the cash flows relating to the Dropdown Predecessor for the Alexander Spirit, Hamilton Spirit and Bermuda Spirit, for the period from September 3, 2009, June 24, 2009 and May 27, 2009, respectively to March 17, 2010, when the vessels were under the common control of Teekay, but prior to their acquisition by the Partnership.

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TEEKAY LNG PARTNERS L.P.
APPENDIX A — SPECIFIC ITEMS AFFECTING NET (LOSS) INCOME
(in thousands of U.S. dollars)
Set forth below is a reconciliation of the Partnership’s unaudited adjusted net income attributable to the partners, a non-GAAP financial measure, to net (loss) income attributable to the partners as determined in accordance with GAAP. The Partnership believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Partnership’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Partnership’s financial results. Adjusted net income attributable to the partners is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net (loss) income — GAAP basis	(3,689)	19,891	26,048	50,912
Less:
Net (income) attributable to Dropdown Predecessor	—	—	—	(2,258)
Net loss (income) attributable to non-controlling interest	561	2,875	(4,196)	2,574

Net (loss) income attributable to the partners	(3,128)	22,766	21,852	51,228
Add (subtract) specific items affecting net (loss) income:
Foreign exchange loss (gain)(1)	8,859	(36,635)	29,892	(59,731)
Unrealized losses (gains) from derivative instruments(2)	17,230	34,968	(3,776)	50,566
Unrealized losses from derivative instruments from equity accounted investees(2)	3,154	6,337	600	8,519
Restructuring charge and other	—	126	949	175
Additional crew training charges received relating to prior periods	—	1,597	—	1,597
Non-controlling interests’ share of items above	(2,554)	(4,894)	(70)	(6,698)

Total adjustments	26,689	1,499	27,595	(5,572)

Adjusted net income attributable to the partners	23,561	24,265	49,447	45,656

(1)	Foreign exchange gains primarily relate to the revaluation of the Partnership’s debt, capital leases and restricted cash denominated in Euros.

(2)	Reflects the unrealized gain (loss) due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes.
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TEEKAY LNG PARTNERS L.P.
APPENDIX B — RECONCILIATION OF NON-GAAP FINANCIAL MEASURE
(in thousands of U.S. dollars)
Description of Non-GAAP Financial Measure — Distributable Cash Flow (DCF)
Distributable cash flow represents net loss adjusted for depreciation and amortization expense, non-cash items, estimated maintenance capital expenditures, gains and losses on vessel sales, unrealized gains and losses from derivatives, income from variable interest entity, deferred income taxes, foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by GAAP. The table below reconciles distributable cash flow to net loss.

Three Months
Ended
June 30, 2011
(unaudited)

Net loss	(3,689)
Add:
Depreciation and amortization	22,171
Partnership’s share of joint ventures’ DCF before estimated maintenance capital expenditures	9,453
Non-cash tax expense	119
Unrealized foreign exchange loss	8,859
Unrealized loss from derivatives and other non-cash items	18,825
Less:
Estimated maintenance capital expenditures	(11,193)
Equity income from joint ventures	(3,447)

Distributable Cash Flow before Non-controlling interest	41,098
Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(3,541)

Distributable Cash Flow	37,557

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TEEKAY LNG PARTNERS L.P.
APPENDIX C — SUPPLEMENTAL SEGMENT INFORMATION
(in thousands of U.S. dollars)

	Three Months Ended June 30, 2011
		(unaudited)
	Liquefied Gas	Conventional Tanker
	Segment	Segment	Total
Net voyage revenues(1)	65,824	25,738	91,562
Vessel operating expenses	13,145	10,243	23,388
Depreciation and amortization	15,081	7,090	22,171
General and administrative	3,941	2,594	6,535

Income from vessel operations	33,657	5,811	39,468

	Three Months Ended June 30, 2010
		(unaudited)
	Liquefied Gas	Conventional Tanker
	Segment	Segment	Total
Net voyage revenues(1)	65,700	25,653	91,353
Vessel operating expenses	12,744	9,297	22,041
Depreciation and amortization	15,394	7,013	22,407
General and administrative	2,626	2,411	5,037
Restructuring charge	—	126	126

Income from vessel operations	34,936	6,806	41,742

(1)
Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s website at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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FORWARD LOOKING STATEMENTS
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Partnership’s future growth opportunities; level of project activity in the LNG sector; the timing of LNG and LPG/Multigas newbuilding deliveries and incremental cash flows relating to these newbuildings; the Partnership’s financial position, including available liquidity; and the ability of the Partnership to pursue additional projects and acquisitions. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of LNG or LPG, either generally or in particular regions; development of LNG and LPG projects; required approvals by the Conflicts Committee of the Board of Directors of the Partnership’s general partner to acquire any projects offered to the Partnership by Teekay Corporation; less than anticipated revenues or higher than anticipated costs or capital requirements; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts and inability of the Partnership to renew or replace long-term contracts; LNG and LPG/Multigas project delays or shipyard production delays which would change the expected timing and cost of newbuilding vessel deliveries; the Partnership’s ability to raise financing to purchase additional vessels or to pursue other projects; changes to the amount or proportion of revenues, expenses, or debt service costs denominated in foreign currencies; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F/A for the fiscal year ended December 31, 2010. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.
	By:	/s/ Peter Evensen
Peter Evensen
Date: August 16, 2011		Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)